UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Veradigm Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01988P108

(CUSIP Number)

KENT LAKE CAPITAL LLC

BENJAMIN NATTER

300 East 2nd Street, Suite 1510, #1033

Reno, Nevada 89501

SEBASTIAN ALSHEIMER, ESQ.

WILSON SONSINI GOODRICH & ROSATI

1301 Avenue of the Americas

New York, New York 10019

(212) 999-5800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS Kent Lake Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,385,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,385,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,385,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Kent Lake Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,385,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,385,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,385,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
14	TYPE OF REPORTING PERSON IA, HC

1	NAME OF REPORTING PERSONS Benjamin Natter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,385,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,385,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,385,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
14	TYPE OF REPORTING PERSON IN, HC

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Veradigm Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 222 Merchandise Mart, Chicago, Illinois 60654

Item 2.	Identity and Background.

(a)       This statement is filed by the following (collectively, the “Reporting Persons”):

(i)	Kent Lake Partners LP, a Delaware limited partnership (“Kent Lake Partners”), with respect to the Shares directly and beneficially owned by it;

(ii)	Kent Lake Capital LLC, a Delaware limited liability company (“Kent Lake Capital”), as the general partner of Kent Lake Partners;

(iii)	Benjamin Natter, as the Managing Member of Kent Lake Capital;

(b)       The principal business address of each of the Reporting Persons is 300 East 2nd Street, Suite 1510, #1033, Reno, Nevada 89501.

(c)       The principal business of Kent Lake Partners is investing in securities. The principal business of Kent Lake Capital is serving as an investment adviser and as the general partner to Kent Lake Partners. The principal occupation of Mr. Natter is serving as the Managing Member of Kent Lake Capital.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Natter is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities purchased by Kent Lake Partners, were purchased with working capital in open market purchases as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 5,385,000 Shares directly owned by Kent Lake Partners is approximately $41,945,020, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting

Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Persons beneficially own 5,385,000 shares in the aggregate, representing approximately 5% of the outstanding Shares. The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon approximately 107,639,978 outstanding, as of April 9, 2024, which is the total number of shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 10, 2024.

(b)	The Reporting Persons have sole voting power and sole investment power with respect to the Shares beneficially owned by the Reporting Persons.

(c)	During the past 60 days, none of the Reporting Persons has effected any transaction in the Shares, except as set forth on Schedule A.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Share.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 16, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated May 16, 2024.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2024

KENT LAKE PARTNERS LP
By: Kent Lake GP LLC, its General Partner
By:	/s/ Benjamin Natter
	Name:	Benjamin Natter
	Title:	Managing Member

KENT LAKE CAPITAL LLC
By:	/s/ Benjamin Natter
	Name:	Benjamin Natter
	Title:	Managing Member

/s/ Benjamin Natter
BENJAMIN NATTER

SCHEDULE A

Transactions in Shares effected by Kent Lake Partners During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Sale of Common Stock	(31,258)	$8.5133	03/18/2024
Sale of Common Stock	(21,330)	$8.5775	03/19/2024
Sale of Common Stock	(44,047)	$8.2784	03/21/2024
Sale of Common Stock	(15,000)	$8.0000	03/22/2024
Sale of Common Stock	(8,964)	$8.0000	03/25/2024
Sale of Common Stock	(43,180)	$8.0000	03/26/2024
Sale of Common Stock	(255,312)	$7.9787	03/26/2024
Sale of Common Stock	(17,590)	$7.9185	03/27/2024
Sale of Common Stock	(2,352)	$8.0000	03/28/2024
Sale of Common Stock	(3,069)	$8.0000	04/01/2024
Sale of Common Stock	(9,000)	$8.0496	04/02/2024
Sale of Common Stock	(25,000)	$8.0147	04/11/2024
Purchase of Common Stock	10,000	$7.8500	05/16/2024